Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Scotiabank Announces Dividend on Common Shares

     TORONTO, Dec. 8 /CNW/ - Scotiabank today declared a dividend on the outstanding shares of the Bank for the quarter ending January 31, 2010, as follows, payable on January 27, 2010 to shareholders of record at the close of business on January 5, 2010:

     <<
     Common Shares

     -   Dividend No. 562              of    $0.49 per share;

     Non-Cumulative Preferred Shares

     -   Series 12, Dividend No. 46    of    $0.328125 per share;
     -   Series 13, Dividend No. 19    of    $0.30 per share;
     -   Series 14, Dividend No. 12    of    $0.28125 per share;
     -   Series 15, Dividend No. 11    of    $0.28125 per share;
     -   Series 16, Dividend No. 9     of    $0.328125 per share;
     -   Series 17, Dividend No. 8     of    $0.35 per share;
     -   Series 18, Dividend No. 7     of    $0.3125 per share;
     -   Series 20, Dividend No. 7     of    $0.3125 per share;
     -   Series 22, Dividend No. 5     of    $0.3125 per share;
     -   Series 24, Dividend No. 4     of    $0.3906 per share;
     -   Series 26, Dividend No. 4     of    $0.390625 per share;
     -   Series 28, Dividend No. 4     of    $0.390625 per share.
     >>

     Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank's Shareholder Dividend and Share Purchase Plan.

     %SEDAR: 00001289EF          %CIK: 0000009631

     /For further information: Peter Slan, Senior Vice-President, Investor
Relations, (416) 933-1273; Livy Feldgajer, Scotiabank Public Affairs, (416)
866-6203/
     (BNS BNS.)

CO:  Scotiabank

CNW 07:21e 08-DEC-09